

November 2, 2017

Via E-mail
Mr. Raymond Polman
Principal Financial Officer
First Majestic Silver Corp.
925 West Georgia Street, Suite 1800
Vancouver, British Columbia V6C 3L2
Canada

      Re: First Majestic Silver Corp.
              Form 40-F for the Fiscal Year Ended December 31, 2016
              Filed March 31, 2017
              File No. 001-34984

Dear Mr. Polman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 40-F for the Fiscal Year Ended December 31, 2016
Exhibit 99.1
Mineral Projects, page 22

1.   It appears in certain instances that your reserve cut-off grade is greater than your average reserve grade. For example, on page 22 the La Encantada San Javier and Milagros Breccias probable oxide reserve grade is 192 g/t and your cut-off grade is 225 g/t. Additionally, on page 29 the La Parilla probable oxide reserve grade is 164 g/t and the cut-off grade is 170 g/t. Finally, on page 48 the La Guitarra proven reserve grade is 273 g/t and the cut-off grade is 280 g/t. Please tell us why your cut-off grade is greater than your reserve grade.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact John Coleman at (202) 551-3610 or me at (202) 551-3790 with any questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director
Offices of Beverages, Apparel and Mining